					Exhibit 99(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,					June 30,

	2000	2001	2002	2003	2004	2005

Total Interest Charges	$101,600	$109,523	$103,210	$91,221	$84,430	$85,838
Interest applicable to rentals	16,449	14,563	12,762	15,425	13,171	12,224

Total fixed charges, as defined	118,049	124,086	115,972	106,646	97,601	98,062

Preferred dividends, as defined (a)	13,479	12,348	11,869	14,274	12,646	12,632

Combined fixed charges and preferred dividends, as defined	$131,528	$136,434	$127,841	$120,920	$110,247	$110,694

Earnings as defined:

Net Income	$137,047	$178,185	$135,643	$126,009	$142,210	$159,879
Add:
Provision for income taxes:
Total	100,512	105,933	71,404	105,296	89,064	98,895
Fixed charges as above	118,049	124,086	115,972	106,646	97,601	98,062

Total earnings, as defined	$355,608	$408,204	$323,019	$337,951	$328,875	$356,836

Ratio of earnings to fixed charges, as defined	3.01	3.29	2.79	3.17	3.37	3.64

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.70	2.99	2.53	2.79	2.98	3.22

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.